UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE 13D
Under the Securities Exchange Act of 1934

FIRST MERCURY FINANCIAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

320841 10 9
 (CUSIP Number)

Richard H. Smith c/o First Mercury Financial Corporation 29621 Northwestern Hwy P.O. Box 5096 Southfield, Michigan 48034 (800) 762-6837	with a copy to: Scott Williams McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).

Richard H. Smith
(2)	Check the Appropriate Box if a Member	(a)	/x/
of a Group (See Instructions)	(b)	/ /
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)Sole Voting Power 1,002,808
(8)Shared Voting Power --
(9)Sole Dispositive Power 1,002,808
(10)Shared Dispositive Power --
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,002,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

5.6%

(14)	Type of Reporting Person (See Instructions)

IN

CUSIP No.  320841 10 9                                                                                                                                                   Schedule 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed to report the execution of an Agreement and Plan of Merger, dated October 28, 2010 (the “Merger Agreement”), by and among Fairfax Financial Holdings Limited (“Fairfax”), Fairfax Investments III USA Corp., a Delaware corporation and an indirect wholly owned subsidiary of Fairfax (“Merger Sub”), and First Mercury Financial Corporation (“First Mercury” or the “Company”). Such Schedule 13D as hereby amended (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share, of the Company (the “Shares”).

     The following amendments to Items 4, 6 and 7 of this Schedule 13D are hereby made.

Item 4.                  Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to add the following information:

On October 28, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fairfax Financial Holdings Limited, a Canadian corporation (“Parent”), and Fairfax Investments III USA Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each share of common stock of the Company issued and outstanding immediately prior to the effective time (other than shares owned by Parent, shares held by the Company in treasury, or any of their respective subsidiaries or shares of the Company’s restricted stock) will be automatically cancelled and converted into the right to receive $16.50 in cash (the “Merger Consideration”), without interest.

Consummation of the Merger is subject to customary conditions, including (i) the approval of the Company’s stockholders, (ii) receipt of antitrust and insurance regulatory approvals and (iii) the absence of any law, order or injunction prohibiting the Merger. In addition, each party’s obligation to consummate the Merger is subject to (i) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers). The Merger is not subject to any financing condition.

The Merger Agreement contains customary representations and warranties of the Company, Parent and Merger Sub. The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the business of the Company and its subsidiaries between signing and closing, governmental filings and approvals, public disclosures and similar matters. In addition, the Company has agreed not to (i) solicit proposals relating to alternative business combination transactions and (ii) subject to certain exceptions, enter into discussions, or enter into any agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.

The Merger Agreement provides for certain termination rights of each of Parent and the Company, including the Company’s right to terminate the Merger Agreement under certain circumstances to enter into a definitive agreement providing for a “Superior Proposal.” In addition, the Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, including by Parent if the Company’s Board of Directors makes an “Adverse Recommendation Change” or by the Company if the Company enters into a definitive agreement providing for a “Superior Proposal,” the Company may be required to pay Parent a termination fee of $9.0 million, which is approximately 3% of the aggregate consideration to be paid in the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement attached hereto as Exhibit 1.1 to this Amendment to Schedule 13D, which is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, Richard H. Smith, the Chairman, President and Chief Executive Officer of the Company, solely in his capacity as stockholder of the Company, entered into a Voting Agreement with Parent (the “Voting Agreement”) with respect to his shares of common stock of the Company. Such shares (together with any shares of common stock acquired by Mr. Smith on or after the date of the Voting Agreement, the “Voting Agreement Shares”) constituted approximately 5.6% of the total issued and outstanding shares of common stock as of October 28, 2010. Pursuant to the Voting Agreement, Mr. Smith (i) agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby, against any action, agreement, transaction or proposal including any “Takeover Proposal” as defined in the Merger Agreement that would result in a material breach by the Company under the Merger Agreement or a failure of any condition to the Company’s obligations thereunder to be satisfied and in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and (ii) granted Parent an irrevocable proxy to vote the Voting Agreement Shares in accordance with the foregoing if the Signing Stockholders fail to do so.

In the Voting Agreement, Mr. Smith has agreed not to, on or after the date of the Voting Agreement, among other things, sell, assign, transfer, lien, pledge, dispose or otherwise encumber any Voting Agreement Shares, deposit any Voting Agreement Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxies with respect to the Voting Agreement Shares. Mr. Smith also has agreed not to take any action that the Company is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals. The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the Merger.

Jerome M. Shaw, a director of the Company, also entered into a similar voting agreement which respect to his shares.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement attached hereto as Exhibit 2.1, and is incorporated herein by reference.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.                  Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated to read as follows:
The following is filed herewith as exhibits:

Ex. 1.1:    Agreement and Plan of Merger, dated October 28, 2010, by and among Fairfax, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on November 1, 2010)

Ex. 2.1 Voting Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on November 1, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 12, 2010.

/s/ Richard H. Smith
Richard H. Smith